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                            July 24, 2023

       Robert DeLucia
       Chief Financial Officer
       SharpLink Gaming Ltd.
       333 Washington Avenue North, Suite 104
       Minneapolis, Minnesota 55401

                                                        Re: SharpLink Gaming
Ltd.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response filed July
14, 2023
                                                            File No. 000-28950

       Dear Robert DeLucia:

              We have reviewed your July 14, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 28, 2023 letter.

       Amended Form 10-K for the Fiscal Year Ended December 31, 2022

       General

   1. We note your response to comment 2, however it appears you are required to file unaudited interim
financial statements through the date of acquisition and pro forma information prepared in
accordance with Article 11 of Rule S-X. Since SharpLink
                                                        acquired all of the
outstanding capital stock of SportsHub on December 22, 2022, the unaudited interim
financial statements should be as of and for the nine month period ended September 30,
2022.
   2. For the SportsHub acquisition, please provide us with an analysis of how you determined the accounting
acquirer. Your analysis should address all relevant factors noted in ASC
                                                        805-10-55-12 to 55-15.
 Robert DeLucia
SharpLink Gaming Ltd.
July 24, 2023
Page 2

        You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert
Littlepage, Accounting Branch Chief at 202-551-3361 if you have any questions.



FirstName LastNameRobert DeLucia                         Sincerely,
Comapany NameSharpLink Gaming Ltd.
                                                         Division of
Corporation Finance
July 24, 2023 Page 2                                     Office of Technology
FirstName LastName